Julie Collett Senior Director and Counsel julie.collett@equitable.com (303) 902-9135

January 26, 2021

VIA EDGAR

Elisabeth Bentzinger, Esq.

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

Re:  Separate Account No. FP of Equitable Financial Life Insurance Company

Amendment to the Registration Statement on Form N-6

File Nos. 333- 229236; 811-04335

Dear Ms. Bentzinger:

The purpose of this letter is to provide a response to the supplemental comments you provided with respect to the above-referenced filing for Equitable Financial Life Insurance Company (the “Company”). For your convenience, I have included those comments below, and followed each comment with the Company’s response.

1.	Please remove the note at the bottom of the cover page.

Response: Note is removed.

2.	Please remove the bridging supplement and incorporate content into the prospectus. In addition, remove references to the bridging supplement throughout the prospectus.

Response: Disclosure has been revised as requested.

3.

Please add the following to the first page: “Index-linked life insurance policies are complex investment vehicles and investors should speak with a financial processional about policy features, benefits, risks and fees and whether the policy is appropriate for the investor based on your own financial situation and objective.”

Response: Disclosure has been revised as requested.

4.	Please add “and index-linked” in the first sentence on the first page after “variable.”

Response: Disclosure has been revised as requested.

5.	SEC Staff suggests that the document be put into a one column format for consistency with the Key Information Table.

Response: Company has considered the suggestion of Staff, but has decided not to make this change at this time.

6.	Please revise the right to cancel language to describe the amount to be refunded upon cancellation.

Response: Disclosure has been revised as requested.

7.

Please add language indicating that under the MSO, the owner has the opportunity to earn interest based in part on the performance of the S&P 500 Price Return Index, excluding dividends, over approximately a one year period, but that an investor could also experience a negative return and significant loss of principal.

Response: Disclosure has been revised as requested.

8.	Make sure that cross-references to the variable interest options refer the reader to the appendix.

Response: Disclosure has been revised as requested.

9.	Is there a difference between “life insurance benefit” and “death benefit”? If not, use the same term throughout.

Response: Yes, death benefit is referring to Option A or B, whereas life insurance benefit is a broader term which includes the death benefit plus the rider benefits.

Key Information Table

10.

Please revise the Charges for Early Withdrawals section to describe when surrender charges apply.    Include an example of the application of a surrender charge and provide a cross reference on the surrender charge section of the prospectus.

Response: Disclosure has been revised as requested.

11.	In the “Ongoing Fees and Expenses (annual charges)” section please specify mortality risks and risk classes.

Response: Disclosure has been revised as requested.

12.	Please remove the “Investment Expense Reduction” section.

Response: This language has been removed and a cross-reference to the “Investment Expense Reduction” section later in the prospectus has been added to the section immediately preceding.

13.	In “Risks Associated with Investment Options” add reference to the MSO and the GIO.

Response: Disclosure has been revised as requested.

14.

In “Policy Lapse” please remove reference to the “loan extension feature” in the third sentence if it does not require an additional payment in order to keep the policy from terminating. Please specify what can cause a policy to lapse. Please replace “keep your policy in force” with “reinstate your policy” in the fourth sentence.

Response: Disclosure has been revised as requested.

15.	In “Investments” provide less detail regarding the transfer restrictions on the GIO. Please add language indicating that there are transfers restrictions on the MSO.

Response: Disclosure has been revised as requested.

16.	Please remove detail regarding specific benefits from the “Optional Benefits” section. Add language required by Item 2(4)(b).

Response: Disclosure has been revised as requested.

17.	Please remove detail in “Investment Professional Compensation” section.

Response: Disclosure has been revised as requested.

18.	Please add language consistent with Item 3(a) describing the purpose of the policy.

Response: Disclosure has been revised as requested.

19.	Please indicate any variations in the offering by distribution channel in an appendix.

Response: There are no variations of this product by distribution channel.

20.	Please make the cross reference to the Appendix containing the portfolio companies bold pursuant to Instruction 1 in Item 3.

Response: Disclosure has been revised as requested.

21.	Please add language to describe the MSO and that procedures differ for withdrawals, loans, surrender and right to cancel and refer to the MSO prospectus.

Response: Disclosure has been revised as requested.

22.	Add the No Lapse Guarantee to the list of Riders.

Response: Disclosure has been revised as requested.

23.	Please make the introductory language to the fee tables bold.

Response: Disclosure has been revised as requested.

24.	Please move the assumptions for the representative insured out of the footnotes and into the fee table.

Response: Disclosure has been revised as requested.

25.	Reference to the surrender charge in footnote 1 under Optional Benefit Charges should be deleted.

Response: Disclosure has been revised as requested.

26.	Please revise footnote 6 to indicate that transfer fees do not apply to the MSO.

Response: The footnote related to transfer fees was revised as requested.

27.	Please revise footnote (1) to the Annual Portfolio Company Expenses to remove inconsistent language regarding the Expense Limitation Arrangement.

Response: Disclosure has been revised as requested.

28.	SEC Staff suggests moving the Definitions of Key Terms before the Key Information Table.

Response: Company has considered the suggestion of Staff, but has decided not to make this change.

29.	Please add language to the definition of Market Stabilizer Option to indicate that there is a possibility that the investor will have a negative return and incur significant loss of principal.

Response: Disclosure has been revised as requested.

30.	Please revise the “Principal Risks of Investing in the Contract” section to remove duplicative text and disclose which investor the policy may be appropriate for.

Response: Disclosure has been revised as requested.

31.	Please add language to the risk factors indicating that if your policy lapses or terminates you will not be paid a death benefit.

Response: Disclosure has been revised as requested.

32.	Provide a cross-reference to the MSO prospectus after the reference to the Trust prospectus in the “Principal Risks of Investing in the Contract” section.

Response: Disclosure has been revised as requested.

33.

In the “Risk/Benefit Summary: Charges and expenses you will pay” the Investment Expense Reduction section is provided later in the prospectus. The staff suggests removal of this text and moving “How we allocate changes among your investment options” and “Changes in charges” to “More information on policy charges.”

Response: Disclosure has been revised as requested.

34.	Please provide the website where electronic copies of the portfolio trust prospectuses can be obtained.

Response: Disclosure has been revised as requested.

35.	In “Policy “lapse” and termination” please describe when lapse may occur.

Response: Disclosure has been revised as requested.

36.	Please move the detail regarding the no-lapse guarantee rider to the “More information about policy features and benefits” section of the prospectus.

Response: Disclosure has been revised as requested.

37.	In the “Market Stabilizer Option” paragraph in “Investment options within your policy” section, provide greater detail on the MSO from the bridging supplement

Response: Disclosure has been revised as requested.

38.	In the first paragraph of “Your policy account value” add reference to the GIO and MSO as possible investment options.

Response: Disclosure has been revised as requested.

39.	Please add disclosure regarding transfers into and out of the MSO to “Transfers you can make”.

Response: Disclosure has been revised as requested.

40.	Please provide disclosure indicating when insurance coverage begins and what is required for the payment of death benefits in “Death benefits and accessing your money.”

Response: Disclosure has been revised as requested.

41.	Please add disclosure on loans when amounts are allocated to the MSO.

Response: Disclosure has been revised as requested.

42.	Please add disclosure on withdrawals when amounts are allocated to the MSO.

Response: Disclosure has been revised as requested.

43.

Please move “Loan Extension (for guideline premium test policies only)” and “Your option to receive a terminal illness living benefit under the Living Benefits Rider” to “More information about policy features and benefits.”

Response: Disclosure has been revised as requested.

44.

Please include the three Disability Waiver of Premium or Monthly Deductions rider: Children’s Term Insurance Rider, Long-Term Care Servicessm Rider, and Option to Purchase Additional Insurance Rider referenced in the fee table to the rider table.

Response: The disclosure has been revised as requested.

45.	Please revise the Children’s Term Insurance Rider example to indicate what occurs upon the death of the child.

Response: The disclosure has been revised as requested.

46.	Please move customer loyalty credit section to “Payment of premiums and determining policy’s value.”

Response: Disclosure has been revised as requested.

47.	Please revise the first and third paragraphs under “Variations among VUL Optimizersm policies” to remove redundant language. Please move second paragraph to the section on policy charges.

Response: Company respectfully declines to make this suggested edit.

48.	Please move “Right to cancel” provisions to “Death benefit and accessing your money.”

Response: Company moved the “Right to cancel” provisions to “More information about procedures that apply to your policy.”

49.	Please delete “certain” in “More information about certain policy changes.”

Response: The disclosure has been revised as requested.

50.	Please move the “Optimizer Max” disclosure to the “Purchasing the policy” section.

Response: Company moved the “Optimizer Max Underwriting Program” disclosure to the “Payment of premiums and determining your policy’s value” section.

51.	“Transfers among investment options” please note that no transfer charge will apply to transfers into or out of the MSO.

Response: Disclosure has been revised as requested.

52.	Please provide the current special services charges.

Response: Disclosure has been revised as requested.

53.	Please add disclosure from the MSO bridging supplement “How We Allocate Charges Among Your Investment Options” to “More information about policy charges” in the prospectus.

Response: The disclosure has been revised as requested.

54.

Please reference the three Disability Waiver of Premium or Monthly Deductions rider: Children’s Term Insurance Rider, Long-Term Care Servicessm Rider, and Option to Purchase Additional Insurance Rider.

Response: The disclosure has been revised as requested.

55.	Please move disclosure on increasing and decreasing face amount to the “Death benefit and accessing your money” section.

Response: The disclosure has been revised as requested.

56.	Please revise the third paragraph under “About our general account” to delete the first sentence and replace “may be” to “is”.

Response: The disclosure has been revised as requested.

Appendix: Investment options available under the policy

57.	Please revise introductory language to match the Form N-6.

Response: The disclosure has been revised as requested.

58.	Please combine second and third columns.

Response: The disclosure has been revised as requested.

59.	Please change 2020 to 2021 in the column heading.

Response: The disclosure has been revised as requested.

60.	Please add a footnote if an investment option is closed to new investors.

Response: None of the investment options are closed to new owners.

Statement of Additional Information

61.	Please remove table of contents.

Response: The disclosure has been revised as requested.

Part C

62.	Please remove unnecessary footnote regarding state variations.

Response: The disclosure has been revised as requested.

63.	Item 35 can be deleted if Company files Form N-CEN.

Response: The disclosure has been revised as requested.

Initial Summary Prospectus

64.	Please revise ISP consistent with edits to statutory prospectus.

Response: Company has revised the ISP consistent with edits to the statutory prospectus.

65.	Please add insurance company name to the cover page of the ISP.

Response: The disclosure has been revised as requested.

66.	Please revise the cover page to include language from the first page of the statutory prospectus.

Response: The disclosure has been revised to include language regarding the right to cancel and the investment options.

67.	Please delete cross-references to the ISP and refer to the statutory prospectus.

Response: The disclosure has been revised as requested.

68.	Please delete the heading “How you can pay for and contribute to your policy”.

Response: The disclosure has been revised as requested.

69.	Please add “Additional” before “Information about Fees” and move to left margin.

Response: The disclosure has been revised as requested.

70.	Please include a date when referencing documents incorporated by reference.

Response: The disclosure has been revised as requested.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at (303) 902-9135. Thank you very much for your assistance with this filing.

Best regards,

/s/ Julie Collett
Julie Collett